EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended June 30,
$ in thousands except per share data	2015	2014
Earnings per common share
Net income available to common shareholders of Carver Bancorp, Inc.	$178	$173
Weighted average common shares outstanding	3,696,420	3,696,225
Basic earnings per common share	$0.05	$0.05
Diluted earnings per common share	$0.05	$0.05